QUOTA PURCHASE AGREEMENT

THIS Quota Purchase Agreement ("**Agreement**"), dated February 5th, 2007 between:

SABINO ORLANDO CONCEIÇÃO LOGUERCIO, brazilian, married, geologist, enrolled with the CPF/MF under # 290.122.447-49, bearer of the ID card # 14.642-D CREA/RJ,

and,

LUIZ ANTONIO GRAVATÁ GALVÃO, brazilian, single, geologist, enrolled with the CPF/MF under # 075.243.661-91 bearer of the ID card # 147.588-SSP/GO, both resident and domiciled at the city of Rio de Janeiro (RJ), with offices at Avenida Rio Branco 108, suite 2501 (part), city of State of Rio de Janeiro (RJ), Brazil ("**Sellers**"),

and,

JAGUAR RESOURCES DO BRASIL LTDA., with offices at Avenida Magalhães Barata, 651, Belém Office Center Building, suite 605, CEP 66063-240, in the city of Belém, State of Pará, registered with the CNPJ/MF under # 05.943.917/0001-43, herein represented by its administrator, Mr. Gilson Fernando Dallegrave, brazilian, single, businessman, with the CPF/MF # 031.731.588-90, bearer of the ID card # 2.289.801 SSP/PA, resident and domiciled in the city of Belém (PA), at Travessa 03 de Maio, 1456, unit 801 ("**Buyer**"),

and, as intervening parties,

MINERAÇÃO CACHAMBIX LTDA., formerly Mineração Aurífera Limitada, with offices at Avenida Rio Branco, 108, suit 2501 (part), in the city of Rio de Janeiro (RJ), registered with the CNPJ/MF under #. 31.365.364/0001-07, herein represented by its administrators Merss. Sabino Orlando Conceição Loguercio and Luiz Antonio Gravatá Galvão, qualified above ("**Cachambix**"),

and,

BRAZAURO HOLDINGS (BRAZIL) LTD., a company existing under the laws of the Province of British Columbia, Canada, with offices at West Georgia Street, 701 – group 1500, Vancouver, Province of British Columbia, Canada, registered with the CNPJ/MF under # 07.712.344/0001-72, herein represented by its attorney in fact Roberto dos Santos Carneiro, brazilian, married, lawyer, with the CPF/MF # 289.713.617-00, bearer of the ID card # 22.464 OAB/RJ, resident and domiciled in the city of Rio de Janeiro (RJ), with offices at Avenida Presidente Wilson 231, 21º floor, city of State of Rio de Janeiro (RJ), Brazil,

Whereas Buyer and Cachambix have entered into a binding Memorandum of Understanding, dated February 15, 2006 ("MOU) whereby Cachambix, duly authorized by its Board of Directors, agreed to assign to Buyer Cachambix's rights and title to the Mining Application # 850.706/1979 (the "**Application**") submitted to the 5th District of the Departamento Nacional de Produção Mineral (DNPM) in the city of Belém, State of Pará;

Whereas during completion of the terms and conditions set forth in the MOU the Sellers have requested from Buyer a substantial revision of the transaction whereby Buyer would acquire the totality of the issued and outstanding quotas of Cachambix;

Whereas Sellers are the lawful owners, on a proportion of 50% (fifty percent) each, of the total issued and outstanding quotas of Cachambix equal to two thousand five hundred and sixty-five (2,565) quotas (the "**Quotas**");

Whereas, Sellers desire to sell and Buyer accepts to purchase from Sellers, on the terms and conditions contained in this Agreement, the Quotas.

NOW, THEREFORE, for and in consideration of the premises, the covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Seller and the Buyer (hereinafter the "Parties") agree as follows:

SECTION 1
THE TRANSACTION

1.1 Purchase of Quotas.

Subject to the terms and conditions of this Agreement, Sellers agree to sell and transfer to Buyer, and Buyer agrees to purchase from Sellers, the Quotas, together with all rights attaching thereto and in consideration for the transfer of the Quotas, Buyer shall pay the Purchase Price, as defined in Section 1.2 (the "**Transaction**").

1.2 Purchase Price.

The purchase price for the Quotas is US$2,850,000 (two million eight hundred US Dollars) (the "**Purchase Price**"), is payable at the as provided for in Section 2.

SECTION 2
PAYMENT OF THE PURCHASE PRICE

2.1 Sale and Purchase

The sale of the Quotas by the Seller and the payment by the Buyer of the initial US$850,000 of the Purchase Price under Subsection 2.2.1 below (the "Closing") shall take place as soon as possible after execution of this Agreement. The Seller hereby agrees to sell, assign, transfer, convey and set over the Quotas to the Buyer at the Closing, free and clear of all liens, mortgages, pledges, royalties, penalties, conversion rights, encumbrances or burdens of any nature or type (collectively, "**Encumbrances**"), affecting the Quotas, subject to the provisions of Section 2.

2.2 Payment of the Purchase Price

The Purchase Price of two million eight hundred US Dollars (US$2,850,000) is payable by the Buyer as follows:

2.2.1 US$850,000 (eight hundred and fifty thousand United States Dollars) on the date Seller provides Buyer with the 8th Amendment to Cachambix's articles of association transferring two thousand, five hundred and sixty-four (2,564) Quotas to Buyer and the remaining one (1) quota to Brazauro Holdings (Brazil) Ltd., such amendment in a form acceptable to Buyer, duly signed and notarized, together with:

2.2.1.1 the required certificate issued by the tax, social security, government retirement fund for the prompt filing of the 8th Amendment with the commercial registrar of the State of Rio de Janeiro (JUCERJA);

2.2.1.2 the resignation and release signed by the administrator of Cachambix releasing Cachambix from any and all liabilities of Cachambix to the administrator;

2.2.1.3 any other documents, certificates or instruments as may be required by JUCERJA as a condition to accepting and completing the filing of such 8th Amendment; and

2.2.1.4 all books, records, financial information, accounts, cheque books, corporate credit cards and data recording or otherwise relating to the affairs of Cachambix.

2.2.2 US$1,000,000 (one million United States Dollars) within 365 (three hundred and sixty-five days) counted as from the date of execution of the 8th Amendment to the articles of association;

2.2.3 US$1,000,000 (one million United States Dollars) within 365 (three hundred and sixty-five days) counted as from the date of payment provided for in subsection 2.2.2;

2.2.4 All the above payments will not bear any interest whatsoever.

2.3 Form of Payment/Exchange Rates

(a) All cash payments to be made under Subsections 2.2.1, 2.2.2 and 2.2.3 of this Agreement shall be made in immediately available reais (R$).

(b) The amount of R$ payable shall be determined by converting the relevant amount of US$ into R$ at the PTAX Exchange Rate on the date of effective payment. For the purposes hereof PTAX Exchange Rate means the sale rate for US$ offered in the commercial rate exchange market (*mercado de câmbio de taxas livres*) on the business day immediately preceding the date of such payment, as such rates are published by SISBACEN, ("transaction PTAX "*opção venda*").

(c) Each Seller shall individually inform the Buyer in writing of the Brazilian bank account whereat its payment of 50% (fifty percent) of the amount of the Quotas is to be deposited.

2.4 Late Payments

In case Buyer does not pay on the due date any amount payable under Subsection 2.2 above Buyer shall be liable to pay interest on any overdue amount at the rate of 12.00% (twelve percent) per annum. The calculation of the amount due shall be based on the actual number of days in arrears in a year of 365 (three hundred sixty-five) days.

2.5 Guarantee

On the date of execution of this Agreement, Buyer shall deliver to Sellers a guarantee (*penhor de quotas*) in the form and substance agreed by both Parties.

2.6 Set-off

The Parties hereto expressly agree that Buyer has the undisputed right to set-off against any amount payable to the Sellers under Section 2.2 above, any and all debts, fines, penalties, damages, losses, costs, assessments, reassessments or other liabilities of any kind or nature whatsoever of Cachambix or its future administrators arising from or in relation to any act or circumstance, including a failure to act, by Cachambix, its administrators or any other person on behalf of Cachambix, before the date of Closing and including as a result of any misrepresentation in this Agreement or as consequence of any debts of Cachambix related to federal, state and municipal tax returns, declarations, filings or other compliance required to be filed or completed by them, as well as debts related to labor obligations social, contributions and retirement fund (FGTS) and any fines arising out of non-compliance with presentation the timely submission of tax/social contribution returns, declarations and other filings.

SECTION 3
REPRESENTATIONS AND WARRANTIES

3.1 Seller's Representations and Warranties

The Sellers jointly and severally represent, warrant and covenant to the Buyer that the following statements are true, full and complete in respect of the Sellers and Cachambix on the date of execution of this Agreement, and the Sellers also acknowledge that the Buyer is relying upon such respective representations, warranties and covenants to their detriment in proceeding with the Transaction:

(a) Sellers are the lawful holders of the totality of Quotas of Cachambix, free and clear of all Encumbrances or third party interests, and is able to conclude the Transaction;

(b) Cachambix is the holder of 100% of the rights, title and interest in and to the Application, free and clear of Encumbrances and has not entered into any agreements to dispose of any interest of any kind, including a royalty interest, in the Application or the rights associated with the Application. There are no claims pending or, to Sellers' best knowledge, threatened against Cachambix or the Application;

(c) The Application is in good standing and, to the best knowledge of Sellers, has been made in compliance with all applicable laws and there is no breach thereof;

(d) There are no unsatisfied judgments relating to or against the Application, nor is there any litigation before or by any Governmental Authority that relates to or is against Cachambix or the Application or which might result in the impairment or loss of the Application or any material part of any of them or which might otherwise adversely affect the Application, nor to the best of Sellers' knowledge, information and belief, is any such litigation pending, being contemplated or is threatened, and there exists no circumstance which Sellers have reason to believe could give rise to such litigation;

(e) Cachambix is a company duly organized, validly existing and in good standing under the laws of Brazil, and has all requisite corporate power and authority to conduct on its business as currently conducted;

(f) Sellers' execution, delivery and performance of its obligations under this Agreement and the performance by Cachambix of actions contemplated herein do not conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any third party interest on Cachambix or the Application under any provision of: (i) its organizational documents; (ii) any agreement or instrument to which it is a party; or (iii) any Applicable Law;

(g) No authorization or approval or other action by, and no notice to or filing with, any third party or governmental authority or regulatory body exercising jurisdiction over Cachambix or the Application is required in connection with the execution and delivery of this Agreement by Sellers or the consummation by Sellers of the Transaction;

(h) Except for the Application, Cachambix does not own, hold, operate or conduct and has not owned, held, operated or conducted any business or asset, and does not hold or own and has not held or owned, directly or indirectly (through a subsidiary or otherwise) interests in any legal person, and, there are no outstanding obligations of the Cachambix to provide funds to, or make any investment (in the form of a loan, capital contribution or purchase of an ownership interest or otherwise) in any legal person;

(i) The Quotas constitute all of the issued and outstanding capital stock of Cachambix, and there are no outstanding securities or rights exercisable for or convertible into quotas of Cachambix, nor are there any agreements or obligations to issue any additional capital stock of Cachambix or securities or rights exercisable for or convertible into any additional capital stock of Cachambix;

(j) On the date of this Agreement and at Closing, Sellers own the Quotas free and clear of Encumbrances and third party interests, have not agreed or otherwise committed to sell, transfer or convey any of the Quotas other than

to the Buyer, and none of the Quotas is subject to any voting trust or other agreement with respect to voting, and no person holds any proxy with respect thereto;

(k) The capital stock of Cachambix consists of two thousand five hundred and sixty-five (2,565) quotas, with the value of one Real (R$1.00) per quota, and all such quotas have been duly created, are fully paid and non-assessable, and were created without violation of the pre-emptive rights of any legal or natural person;

(l) Cachambix does not have, and has not previously had, any employees, and it does not participate in or sponsor any employee benefits plans;

(m) Cachambix has not defaulted at any time in payment of any debt (including intercompany debt) with respect to which Cachambix is borrower or otherwise an obligor or in default of any covenant, agreement, representation, warranty or other term of any document, instrument or agreement evidencing, securing or otherwise pertaining to any such debt and has not provided any guarantees of any debts of others;

(n) Cachambix has not made or declared any profits or dividends;

(o) Cachambix is not a party to any material transaction, contract, or agreement with (i) any current or former officer or director of Cachambix, (ii) any parent, spouse, child, brother, sister or other family relation (whether by blood, adoption or marriage) to any such officer or director, (iii) any corporation, partnership or other entity or organization of which any such officer or director or any such family relation is an officer, director, partner or greater than ten percent (10%) stockholder (based on percentage ownership of voting stock), or (iv) any affiliate of any of the persons or entities listed in (i), (ii) or (iii) above, in each case including any transaction involving a contract, agreement, or other arrangement providing for the employment of, furnishing of materials, products, or services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity;

(p) Cachambix has timely filed all federal, state and municipal tax returns, declarations, filings or other information required to be filed or completed by it, or if not, is entitled to the benefit of a valid and legal extension of the relevant requirement, and all such returns, declarations, filings or other information is true, correct, complete and complies with applicable law in all respects. With respect to all amounts of taxes imposed upon Cachambix as of the date hereof, or for which Cachambix could be liable or the Application could be subject with respect to all taxable periods (or portions thereof) ending on or before the date hereof, all applicable law has been complied with and all such amounts required to be paid have been paid;

(q) Neither Cachambix nor the Application is in violation of, nor in default in any respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under applicable law;

(r) Cachambix has all approvals necessary for the lawful conduct of its business as presently conducted or as contemplated herein to be conducted and for the lawful ownership, use and operation of the Application and will be fully in compliance therewith;

(s) No broker, finder, investment banker or other person is or will be, in connection with the Transaction, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Cachambix for which Buyer or Cachambix will have any obligation or liability;

(t) On the date hereof Cachambix has no liabilities, debts, or obligations of any kind, whether accrued, absolute, contingent, inchoate or otherwise and, to the best knowledge of Sellers, there is no basis for any present or future litigation or demand against the Application or Cachambix which may give rise to any such debt, liability or obligation, including any taxes or governmental charges, or penalty, interest or fines;.

(u) The corporate books of Cachambix are in proper form, up to date and accurate and include complete records of Cachambix's affairs and all such records have been duly prepared, completed, signed and maintained in accordance with applicable law; and

(v) There is no demand or notice issued with respect to the breach of any environmental, health or safety law applicable to Cachambix or the Application, or of any reason for any such notice or demand, including without limitation, respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding.

3.2 Buyer's Representations and Warranties

The Buyer represents, warrants and covenants to the Seller that the following statements are true, full and complete on the date hereof and acknowledges that the Seller is relying upon such respective representations, warranties and covenants to its detriment in proceeding with the Transaction:

(a) the Buyer is a legal entity, duly organized and validly existing under the laws of Brazil and has good right, full power and absolute authority to purchase, accept an assignment of the Quotas, according to the true intent and meaning of this Agreement;

(b) the execution, delivery and performance of this Agreement and any other documents contemplated herein (i) have been duly and validly authorized by any and all necessary or desirable actions of it and, when applicable, of its shareholders, directors and officers; (ii) does not, and with the passage of time or the giving of notice or both will not, result in any violation of, be in conflict with or constitute a default under any Section, charter, bylaw or other governing document by which Buyer is bound, and (iii) does not, and with the passage of time and the giving of notice or both will not, result in any violation of, be in conflict with or constitute a default under any term or provision of any contract or applicable law;

(c) this Agreement and any other instruments delivered in connection herewith constitute Buyer's valid and binding obligations enforceable against it in accordance with the terms of such instruments;

(d) no authorization or approval or other action by, and no notice to or filing with, any third party or governmental authority or regulatory body exercising jurisdiction over the Application is required for the due execution, delivery and performance by the Seller of this Agreement;

(e) Buyer has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the transaction to be effected by them for which the Seller may have any obligation or liability; and

(f) Buyer has good right, full power and absolute authority to purchase and acquire the Quotas from the Seller according to the true intent and meaning of this Agreement.

SECTION 4
INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES

4.1 Indemnities for Representations and Warranties by the Sellers

The Sellers shall be liable to the Buyer and each of its Affiliates, and each of their respective officers, shareholders, directors, employees and agents (each such person being a ***Buyer Indemnitee***) for and shall, in addition, hold harmless and indemnify each Buyer Indemnitee from and against, all losses, costs, claims, damages, expenses and liabilities suffered, sustained, paid or incurred by such Buyer Indemnitee, which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in Section 4.1 been true, full and complete, or had all covenants of the Seller herein been performed.

4.2 Indemnities for Representations and Warranties by the Buyer

The Buyer shall be liable to the Sellers, and each of its Affiliates, and each of their respective officers, shareholders, directors, employees and agents (each such person being a ***Seller Indemnitee***) for and shall, in addition, hold harmless and indemnify each Seller Indemnitee from and against, all losses, costs, claims, damages, expenses and liabilities suffered, sustained, paid or incurred by such Seller Indemnitee which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in Section 4.2 been true, full and complete or had all covenants of the Buyer been performed.

4.3 Further Indemnification Matters

(a) The indemnities in this Section 4 are not applicable to the extent that an Indemnitee's loss occurs through its wilful misconduct or gross negligence, or the wilful misconduct of any of its affiliates, or such person's or its affiliates' officers, shareholders, directors, employees and agents.

(b) Notwithstanding anything else in this Section, no indemnifying Party shall be liable to, nor be required to, indemnify an Indemnitee nor waive any rights the indemnifying Party may have against the Indemnitee in respect of any losses, costs, claims, damages, expenses

and liabilities suffered, sustained, paid or incurred by the indemnifying Party in respect of which the Indemnitee is liable to and has indemnified the indemnifying Party pursuant to this Section 4.

SECTION 5
SURVIVAL

5.1 Survival

The representations and warranties and the indemnities of the Sellers and the Buyer herein shall survive the execution and delivery of this Agreement, the Closing and the completion of all matters contemplated hereunder.

SECTION 6
GENERAL

6.1 Entire Agreement

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. No amendments shall be made to this Agreement unless in writing, executed by the Parties. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the Parties or any of them relating to the subject matter hereof, including the MOU, and expresses the entire agreement of the Parties with respect to the subject matter hereof.

6.2 Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of Brazil, except for any conflicts of law rules thereof which would submit any disputes or issues under this Agreement to other laws. This Agreement shall, in all regards, be treated as a contract made in Brazil.

6.3 Enurement

A Party may not assign this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

6.4 Time of Essence

Time shall be of the essence in this Agreement. If any time period ends, or any action hereunder is to be taken, on a day which is not a business day in the city of Rio de Janeiro or Belém, that period and the time for taking such action shall be considered extended to expire on the next following business day.

6.5 Notices

The addresses for service and the fax numbers of the Parties shall be as follows:

To Sellers:
ACEF Assessoria Contábil, Econômica e Fiscal Ltda.
Avenida das Américas 5.777, Lojas 134 à 139, CEP: 22793-080,
Rio de Janeiro (RJ), Brazil
Fax: 55 21 2431.2448
A.t. : Odenir Bernardi

To Buyer:
Veirano Advogados
Avenida Presidente Wilson 231, 21° andar, CEP: 20030-021,
Rio de Janeiro (RJ), Brazil
Fax: 55 21 2262.4247
A.t.: Roberto dos Santos Carneiro

with copy to:
Brazauro Resources Corporation
800 Bering Drive, Suite 208
Houston, Texas 77057, USA
Fax: (713) 785-5247
A.t.: Brian Irwin

All notices, communications and statements required, permitted or contemplated hereunder shall be in writing, and shall be delivered as follows:

(a) by personal service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received by that Party when personally served if received within normal business hours on a business day in the city of Rio de Janeiro or Belém. If a notice is not delivered on such a day or within such time, such notice shall be deem to be received by such Party at the commencement of the addressee's first business day next following the delivery;

(b) by facsimile transmission to a Party to the fax number of such Party set out above, in which case the item so transmitted shall be deemed to have been received by that Party when transmitted if received within normal business hours on a business day or at the commencement of the next ensuing business day following transmission if such notice is not received during such normal business hours;

(c) A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Parties.

6.6 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby provided that this section is not applicable if its effect would alter the basic nature of this Agreement, would render ineffective an essential term of this Agreement, results in the unaffected provisions of this Agreement having a materially different economic effect, or is contrary to public policy

6.7 Waiver

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. No waiver of any provision of this Agreement, including without limitation, this section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

6.8 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

6.9 Confidentiality and Public Announcements

Until Closing has occurred, each Party shall keep confidential all information obtained from the other Parties in connection with the Quotas and shall not release any information concerning this Agreement and the transactions herein provided for, without the prior written consent of the other Parties, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information to any Governmental Authority or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make

6.10 Subsequent Breaches

All rights and remedies of a Party under this Agreement and otherwise under Applicable Law are cumulative and in addition to (not in substitution for) any other such rights or remedies, except where Applicable Law otherwise provides. Any single or partial exercise by a Party of any such right or remedy shall not be a waiver of, nor shall alter or prejudice any other right or remedy of such Party. Any waiver by a Party of strict observance of any provision of this Agreement or other requirement of Applicable Law, and any indulgence granted by a Party, shall not be a waiver of any past, current or subsequent right or remedy of that Party

6.11 Dispute Resolution

Both Parties hereto shall use all good faith and their best reasonable efforts to amicably resolve any disputes in regards to this Agreement or matters contemplated herein. Assuming no such resolution is achieved within 20 (twenty) days after any such dispute commences, either party hereto may refer the same to full, final and binding arbitration before a panel of 3 (three) arbitrators in the city of São Paulo in accordance with the then current Rules of Conciliation and Arbitration of the Brazil Canada Chamber of Commerce, São Paulo (SP). Such arbitration shall be conducted in the English language, with simultaneous translation into Portuguese, and shall be binding upon the parties, and judgment upon the award of the arbitrators may be entered in any court having jurisdiction thereof. Any action under this Section shall not preclude any party hereto from seeking

injunctive or other legal relief to which such party may be entitled. The competent courts of the judicial district in which the Buyer is registered shall have exclusive jurisdiction pertaining to any such injunctive relief. Nothing on this Section outs the possibility of the Parties of seeking disputes resolution or injunctive or other legal relief under the terms herein contained.

6.12 Taxes

Each Party agrees to be responsible for any taxes imposed on them in connection with the transaction set forth in this Agreement; provided that the foregoing does not limit or change any representation, warranty or covenant of the Seller in regards to taxes; and provided further that, if and to the extent required by applicable laws, either Party may withhold any amounts from payments made by it hereunder.

6.13 Headings

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.14 Counterparts

This Agreement may be executed in more than one counterpart at different times and in different places, and all such counterparts collectively shall be considered to be one document.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written, before two witnesses.

Sellers:

SABINO ORLANDO CONCEIÇÃO LOGUERCIO

LUIZ ANTONIO GRAVATÁ GALVÃO

Buyer:

JAGUAR RESOURCES DO BRASIL LTDA.
Gilson Fernando Dallegrave
Administrator

Intervening Parties:

____
MINERAÇÃO CACHAMBIX LTDA.
Sabino Orlando Conceição Loguercio
Luiz Antonio Gravatá Galvão
Administrators

____
BRAZAURO HOLDINGS (BRAZIL) LTD.
Roberto dos Santos Carneiro
Attorney in Fact

Witnesses:

1. ______________________________
Name: Ivelin Rodrigues Silva
CPF/MF: 606 238 11-20
RG: 1238-256 SSP-DF

2. ______________________________
Name: Claudia L.P. Correa
CPF/MF: 013.018.007-67
RG: 014473433-7 MEX